VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Analyst coverage

Institution	Analyst
Banorte-Ixe	José Espitia
Barclays	Pablo Monsivais
Bradesco	Victor Mizusaki
BTG Pactual	Lucas Marquiori
Citi	Stephen Trent
Cowen	Helane Becker
Credit Suisse	Alejandro Zamacona
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Intercam	Alejandra Marcos
Morgan Stanley	Joshua Milberg
UBS	Rogerio Araujo
Signum Research	Daniel Espejel
Vector	Marco Antonio Montañez

1

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. Asian financial instruments used by the Company, compensate the fluctuations in a more precise way, as the payment takes the average of the price of the underlying asset provided by Volaris' main fuel supplier. As of the date of this report, Volaris does not have fuel derivative financial instruments.

2

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in US dollars. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Back Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31, 2021, the Company has 8 ISDAs in place with different financial institutions and no activity was registered during the first quarter 2022.

The Company only operates with financial counterparties with which it has an ISDA contract, except for the Asset Back Trust Notes CAPs. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterpart. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the first quarter of 2022, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

4

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

List of accounting policies

Basis of preparation

Statement of compliance

The condensed consolidated unaudited interim financial statements, which include the condensed consolidated statements of financial position as of March 31, 2022 (unaudited) and December 31, 2021 (audited) and the condensed consolidated statements of operations, comprehensive income, for each of the three months as of March 31, 2022 and 2021 (unaudited), changes in equity and cash flows for each of the years ended March 31, 2022 and 2021 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2021 and 2020 (audited).

Items included in the unaudited condensed consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The presentation currency of the Company’s condensed consolidated unaudited interim financial statements is the US dollar. All values in the condensed consolidated unaudited interim financial statements are rounded to the nearest thousand (US$.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying condensed consolidated unaudited interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the condensed consolidated unaudited interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

a) Basis of consolidation

The accompanying condensed consolidated unaudited interim financial statements comprise the financial statements of the Company and its subsidiaries. On March 31, 2022 (unaudited) and December 31, 2021 (audited), for accounting purposes the companies included in the condensed consolidated unaudited interim financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	March 31, 2022	December 31, 2021
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (3)	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	-
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710(1)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711(2)	Pre-delivery payments financing	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala

**The Company has not started operations yet

(1) With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(2) With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(3) With effect from August 31,2021, the Company merged with Servicios Administrativos Volaris, S.A. de C.V.

5

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements, and
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into US dollar at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b) Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

6

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Code-share agreement

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partner, the Company has determined that it is acting as an agent on behalf of the other airline as they are responsible for their portion of the contract (i.e. transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airline.

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides the transportation recognize the revenue when the service is provided.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

7

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed, and the associate flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

c) Cash, cash equivalents and restricted cash

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the condensed consolidated unaudited statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements doesn’t have significant cash reserve requirements.

Restricted cash are used to constitute the debt service reserves and cannot be used for purposes other than those established.

d) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through OCI with recycling of cumulative gains and losses.
8

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset; or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence that a financial asset is credit - impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

9

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the condensed consolidated unaudited statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the condensed consolidated unaudited statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

f) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

g) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

10

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

h) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Most of the Company's lease contracts stipulate the obligation to pay maintenance deposits to aircraft lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to: (i) the maintenance deposit held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on the use of leased aircraft and engines (flight hours or operating cycles). The sole purpose of these deposits is to guarantee to the lessor the execution of maintenance work on the aircraft and engines.

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position. These deposits are registered as a monetary asset and are revalued to record changes in foreign currency in each reporting period.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out; In the event that major maintenance is not expected to be performed on its own account, it is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

11

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

When modifications are made to the contracts that entail an extension of the lease term, said maintenance deposits can be converted into recoverable deposits; in that case, to the date of modification of the agreement. Deposits are considered a recoverable asset that is recognized as a decrease in the expense recognized for variable leases.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircrafts. However, some of these lease agreements include the obligation to make maintenance adjustment payments to lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

i) Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are currently serviced by Company mechanics and are primarily completed at the main airports that the Company currently serves.

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

12

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

j) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture, equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

As of March 31, 2022, and for the year ended 31 of December 2021, the Company reviewed through an analysis if there were signs of impairment, according to the result it was concluded there not did not sings of impairment.

k) Foreign currency transactions and exchange differences

The Company’s interim condensed consolidated financial statements are presented in US Dollar, which is also the functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

13

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies different from its functional currency, are translated into their functional currency as follows:

·	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
·	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statement of financial reporting date.
·	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
·	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.
·	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

The Company's consolidated financial statements are presented in US dollar. Assets and liabilities from foreign subsidiaries are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at the average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

l) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and , Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

14

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2021. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the statement of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met.

During 2021, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. As with the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period. The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five year-period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an operating expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

16

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

n) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 18 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii.	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of March 31, 2022 and December 31, 2021, there were no impairment charges recorded in respect of the company right-of-use asset.

iii.	Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

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VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments an any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, it is a financing with the asset given as collateral. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

o) Return obligations

The aircraft lease agreements of the Company also require that the aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

p) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

18

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

The IFRIC Interpretation 23 Uncertainty over Income Tax Treatment addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

·	Whether an entity considers uncertain tax treatments separately.
·	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
·	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
·	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities. As of March 31, 2022 and December 31, 2022 the Interpretation did not have an impact on the interim condensed consolidated financial statements unaudited of the Company.

19

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

r) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

s) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period are settled with treasury shares.

20

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

u) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

21

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of March 31, 2022 and 2021

(In thousands of U.S. dollars,
except when indicated otherwise)

1.	Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021 Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15 years term. Volaris Costa Rica started operations on December 1, 2016.

On June 20, 2019, Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 basis points.

22

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

On October 13, 2021, “Concesionaria”, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos, issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

On December 11, 2020, Controladora announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs.

On July 14, 2021, Concesionaria and Servicios Administrativos Volaris, S.A. de C.V. agreed to a merger, with Concesionaria as the surviving company. The merger took full legal, accounting and tax effect on August 31, 2021 and the accounts of assets, liabilities, and equity of these companies were merged

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. Volaris El Salvador started operations on September 15, 2021.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30,538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

The accompanying interim condensed consolidated unaudited financial statements and notes were approved for issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and the Senior Vice-president and Chief Financial Officer, Jaime E. Pous, on April 26, 2022. Subsequent events were considered through that date.

a) Relevant events

Conflict between Russia and Ukraine

Following the recent geopolitical crisis in Eastern Europe, as of February 21st, 2022, the Russian Federation recognized the independence of the Ukrainian separatist regions of Donetsk and Luhansk in the Donbas region. On the day after, the Federal Council of Russia authorized use of military force abroad, which triggered an invasion of Ukraine by the Russian Armed Forces on February 24th, 2022.

The invasion was widely condemned internationally with several sanctions being imposed against Russia and Belarus. As a result, the global markets reacted negatively, with the fuel prices touching the highest price since 2008, amid global concerns on the commodity supply.

23

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The airline industry has been impacted by the price and availability of fuel. However, the airline industry and the Company are implementing strategies to mitigate these effects.

b) Basis of preparation

Statement of compliance

The condensed consolidated unaudited interim financial statements, which include the condensed consolidated statements of financial position as of March 31, 2022 (unaudited) and December 31, 2021 (audited) and the condensed consolidated statements of operations, comprehensive income, for each of the three months as of March 31, 2022 and 2021 (unaudited), changes in equity and cash flows for each of the years ended March 31, 2022 and 2021 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2021 and 2020 (audited).

Items included in the unaudited condensed consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Controladora and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s condensed consolidated unaudited interim financial statements is the US dollar . All values in the condensed consolidated unaudited interim financial statements are rounded to the nearest thousand (US$.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and provide comparative information in respect of the previous period.

c) Basis of measurement and presentation

The accompanying condensed consolidated unaudited interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the condensed consolidated unaudited interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

d) Basis of consolidation

The accompanying condensed consolidated unaudited interim financial statements comprise the financial statements of the Company and its subsidiaries. On March 31, 2022 (unaudited) and December 31, 2021 (audited), for accounting purposes the companies included in the condensed consolidated unaudited interim financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	March 31, 2022	December 31, 2021
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (3)	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	-
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1710(1)	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso 1711(2)	Pre-delivery payments financing	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala

**The Company has not started operations yet

(1) With effect from October 16, 2020, the Successor of the Trust 1710 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(2) With effect from October 16, 2020, the Successor of the Trust 1711 was changed from Deutsche Bank México, S.A. to CIBanco, S.A., Institución de Banca Múltiple.

(3) With effect from August 31,2021, the Company merged with Servicios Administrativos Volaris, S.A. de C.V. (the merged company)

24

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements, and
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation in the condensed consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into US dollar at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

2. Impact of new International Financial Reporting Standards

New and amended standards and interpretations

The accounting policies adopted in the preparation of the condensed consolidated unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards and interpretations effective as of January 1, 2022. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

25

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The nature and the effect of these changes are disclosed below:

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 with earlier adoption permitted. These amendments did not have an impact on the condensed consolidated interim financial statements of the Company.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1st, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. These amendments did not have an impact on interim condensed consolidated financial statements of the Company.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial

Statements. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively. These amendments had not impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

·	What is meant by a right to defer settlement.
26

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

·	That a right to defer must exist at the end of the reporting period.
·	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
·	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023 and must be applied retrospectively. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1st, 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting Estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Company is currently assessing the impact of these amendments which expects to adopt in their effective date.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendment is effective for annual reporting periods beginning on January 1st, 2023 and should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

·	Right-of-use assets and lease liabilities, and
·	Decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets.

The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate.

27

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

At the date of adoption of IFRS 16, the Company applied the criterion of recognizing the deferred assets and liabilities associated with the lease liability and the right of use, which is consistent with this amendment to IAS 12, and therefore this will not generate effects in the Company.

3. Significant accounting judgments, estimates and assumptions

The preparation of these condensed consolidated unaudited interim financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s condensed consolidated unaudited interim financial statements.

4. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

5. Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months period ended March 31, 2022 and 2021 represented 41% and 28% (include derivative and non-derivative financial instruments) of the Company’s operating expenses, respectively.

28

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

For the three months period ended March 31, 2022 and 2021, the Company did not enter into derivative financial instruments US Gulf Coast Jet Fuel 54 Asian call options and US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the derivative financial instruments related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial “Asian call options and Zero-Cost collars”.

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021.

During the three months ended March 31, 2021, the intrinsic value of the Asian call options recycled to fuel cost was an expense of US$619, which was recognized in the fuel cost.

The amount of positive cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of March 31, 2022 and 2021 recognized in other comprehensive income totals US$0 and US$1.

b) Foreign currency risk

The US dollar is the functional currency of Controladora and its main subsidiary Concesionaria, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America, Central America and South America to support part of its commitments in such currency.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Company´s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate. As of December 31, 2021, the Company and its main subsidiary Concesionaria have prospectively changed its Functional Currency from the Mexican peso to the US dollar.

The Company’s foreign exchange exposure as of March 31, 2022, is as set forth below:

29

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

	As of March 31, 2022 (Thousands of Mexican pesos)
Assets:
Cash, cash equivalents and restricted cash	Ps.	1,893,691
Other accounts receivable, net	3,141,569
Guarantee deposits	331,784
Financial instruments	32,231
Total Assets	Ps.	5,399,275

Liabilities:
Financial debt	Ps.	2,601,985
Lease liabilities	213,138
Suppliers	1,075,328
Other accounts payables	2,019,234
Taxes and fees payable	3,993,102
Total liabilities	Ps.	9,902,787
Net foreign currency position	Ps.	(4,503,512)

*The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

At April 26, 2022, date of issuance of these condensed consolidated financial statements, the exchange rate was Ps.20.3183 per U.S. dollar.

 The Company’s foreign exchange exposure as of December 31, 2021, is as set forth below:

	USD		Mexican Pesos		Others*		Total
Assets:
Cash, cash equivalents and restricted cash	Ps.	14,311,541	Ps.	817,735	Ps.	125,600	Ps.	15,254,876
Other accounts receivable, net		830,688		193,727		10,189		1,034,604
Guarantee deposits		10,992,268		—		6,772		10,999,040
Total assets	Ps.	26,134,497	Ps.	1,011,462	Ps.	142,561	Ps.	27,288,520

Liabilities:
Financial debt		3,552,092	Ps.	2,724,588	Ps.	-	Ps.	6,276,680
Lease liabilities		53,326,884		—		1,588		53,328,472
Suppliers		2,504,827		3,290,110		127,667		5,922,604
Other taxes and fees payable		62,533		2,300,533		337,117		2,700,183
Total liabilities	Ps.	59,446,336	Ps.	8,315,231	Ps.	466,372	Ps.	68,227,939
Net foreign currency position	Ps.	.(33,311,839)	Ps.	(7,303,769)	Ps.	(323,811)	Ps.	(40,939,419)

*The foreign exchange exposure includes: Quetzales, Colombian pesos and Colones.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

As of March 31, 2022 and December 2021, the Company did not enter into foreign exchange rate derivatives financial instruments.

i)	Hedging relationships designating non-derivative financial instruments as hedging instruments for Foreign Exchange (FX) risk

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in a non-functional currency (the USD in this case) as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in USD associated to forecasted revenues by using a portion of USD denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

As of March 31, 2022, there was not outstanding USD balance designated under this hedging strategy due to the discontinuation of the hedge relationships.

30

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The outstanding USD balance designated under this hedging strategy as of March 31, 2021 amount to US$1.4 billion, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to USD denominated forecasted revenues over the remaining lease term.

During the three months period ended March 31, 2021, the impact of these hedges was US$5,558, which has been presented as part of the total operating revenue.

The second FX strategy consists of designating a hedging relationship by using a portion of USD denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/USD) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to US$410 million, which represent a portion of the financial assets denominated in USD.

During the first quarter of 2021, the designated hedging instrument back in 2019 for US$350 million expired Consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, similar to the one concluded. For this new strategy designated a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to US$350 million, which represent a portion of the financial assets denominated in USD.

As of March 31, 2022, there was not outstanding USD balance designated under this hedging strategy due to the discontinuation of the hedge relationships. The outstanding USD balance designated under this hedging strategy as of March 31, 2021 amount to US$356.2 million, which does represent a portion of the recognized financial assets.

During the three months period ended March 31, 2021, the impact of these hedges was US$3,236, which has been presented as part of the total fuel expense.

Since the hedged items on for both hedging strategies are targeted at mitigating the cash flow variability of highly expected forecasted transactions, these are represented by multiple hedging relationships which do follow the Cash Flow Hedge Accounting Model.

The effective portion of the hedging instrument’s changes in fair value, are taken to the hedge reserve within the OCI, presented as a separate caption within the Company’s Stakeholders Equity, which is in accordance with IFRS 9 criteria.

The amounts recorded in OCI are recycled to profit and loss on a time basis as corresponding USD denominated Income and/or Jet Fuel consumptions do also impact the Company’s operating margin and are presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely matter, as USD denominated income and jet fuel consumption are recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

As of December 31, 2021, as a result of the change in functional currency from the Mexican peso to the US dollar, the Company concluded that these hedging strategies will no longer be effective, for which reason it accounted for the discontinued of non-derivative financial instruments. Consequently, non-derivative financial instruments in other comprehensive income generated a loss of US$109 million, which is included in the foreign exchange loss, net.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”) and the Secured Overnight Financing Rate(“SOFR”).

31

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The replacement of the USD LIBOR by the Secured Overnight Financing Rate (“SOFR”) the company is taking the necessary measures to adopt the new benchmark rates. Although USD LIBOR was planned to be discontinued by the end of 2021, in November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that it had started to consult on its intention to cease the publication of certain USD LIBORs after June 2023. As of March 31, 2022, it is still unclear when the announcement that will set a date for the termination of the publication of US dollar LIBOR will take place.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB19) are perfectly matched by the hedging instrument.

The cap start date was July 19, 2019, and the maturity date is June 20, 2024, consisting of 59 “caplets”A with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In addition, during November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule. Thus, the cash flows of the CEBUR (VOLARCB21L) are perfectly matched by the hedging instrument.

The cap start date was November 3, 2021, and the maturity date is October 20, 2026; consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

As of March 31, 2022 and December 31, 2021, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of US$0.1 billion and US$0.1 billion, respectively, had fair values of US$1,612 and US$1,398, respectively, and are presented as part of the financial assets in the interim condensed consolidated statement of financial position.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

32

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	March 31, 2022
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	111,150	US$	-	US$	111,150
Asset backed trust note (“CEBUR”)	25,007		106,281		131,288

Lease liabilities:
Aircraft, engines, land and buildings leases	287,516		2,151,168		2,438,684
Aircraft and engine lease return obligation	13,811		198,948		212,759
Total	US$	437,484	US$	2,456,397	US$	2,893,881

	December 31, 2021
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	171,771	US$	-	US$	171,771
Asset backed trust note (“CEBUR”)	24,291		109,311		133,602

Lease liabilities:
Aircraft, engines, land and buildings leases	283,843		2,128,294		2,412,137
Aircraft and engine lease return obligation	21,949		166,930		188,879
Total	US$	501,854	US$	2,404,535	US$	2,906,389

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

On March 31, 2022, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

33

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2022 fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the threee months ended March 31, 2022, and December 31, 2021. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

As part of the management strategies related to acquisition of its aircrafts (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery

6. Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i) In the principal market for the asset or liability, or

(ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

·	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
·	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
·	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

34

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

	Carrying amount				Fair value
	March 31, 2022		December 31, 2021		March 31, 2022		December 31, 2021
Assets
Derivative financial instruments	US$	1,612	US$	1,398	US$	1,612	US$	1,398

Liabilities
Financial debt	(242,438)		(305,373)		(245,290)		(307,985)
Total	US$	(240,826)	(303,975)		US$	(243,678)	US$	(306,587)

The following table summarizes the fair value measurements at March 31, 2022:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Interest Rate Cap	US$	-	US$	1,612	US$	-	US$	1,612
Liabilities
Interest-bearing loans and borrowings**	—		(245,290)		—		(245,290)
Net	US$	-	US$	(243,678)	US$	-	US$	(243,678)

** LIBOR, SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2021:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Interest Rate Cap	US$	-	US$	1,398	US$	-	US$	1,398
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**	—		(307,985)		—		(307,985)
Net	US$	-	US$	(306,587)	US$	-	US$	(306,587)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the condensed consolidated statements of operations for the year ended March 31, 2022 (unaudited) and 2021 (audited):

Condensed consolidated unaudited statements of operations

		Three months period ended March 31,
Instrument	Financial statements line	2022		2021
Jet fuel Asian call options contracts	Fuel	US$	-	US$	(619)
Interest rate cap	Finance cost	(21)		(15)
Total		US$	(21)	US$	(634)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the condensed consolidated statements of comprehensive income for the year ended March 31, 2022(unaudited) and 2021 (audited):

35

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

Condensed consolidated unaudited statements of other comprehensive income

		Three months ended March 31,
Instrument	Financial statements line	2022		2021
Jet fuel Asian call options	OCI	US$	-	US$	582
Jet fuel Zero cost collars	OCI	—		470
Interest Rate Cap	OCI	303		47
Non derivative financial instruments	OCI	—		(43,948)
Total		US$	303	US$	(42,849)

7. Financial assets and liabilities

At March 31, 2022 and December 31, 2021, the Company’s financial assets are represented by cash, cash equivalents and restricted cash, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	March 31, 2022		December 31, 2021
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Zero-Cost collars	US$	-	US$	-
Interest rate cap	1,612		1,398
Total financial assets	US$	1,612	US$	1,398

Presented on the consolidated statements of financial position as follows:
Current	US$	-	US$	-
Non-current	US$	1,612	US$	1,398

b) Financial debt

(i)	At March 31, 2022 and December 31, 2021, the Company’s short-term and long-term debt consists of the following:

		March 31, 2022		December 31, 2021
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	US$	111,150	US$	171,771

II.	In June 2019 the Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.	56,266		60,728

III.	In October 2021 the Company issued in the Mexico market a second tranche of its Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on October 20th, 2026 bearing annual interest rate at TIIE 28 days plus 200 basis points.	75,022		72,874

V.	Amortized transaction costs	(1,418)		(1,526)

VI.	Accrued interest and other financial cost	915		1,090
		241,935		304,937
	Less: Short-term maturities	US$	136,841	US$	196,898
	Long-term	US$	105,094	US$	108,039

TIIE: Mexican interbank rate

36

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest on March 31, 2022:

	Within one year		April 2023- March 2024		April2024-March 2025		April 2025-onwards		Total
Santander/Bancomext	US$	111,797	US$	-	US$	-	US$	-	US$	111,797
CEBUR program	25,275		35,427		31,259		39,595		131,556
Total	US$	137,072	US$	35,427	US$	31,259	US$	39,595	US$	243,353

iii) Since 2011, the Company has financed the pre-delivery payments with Santander/Bancomext for the acquisition of its aircraft through a revolving financing facility

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

(i)	Incur debt above a specified debt basket unless certain financial ratios are met.
(ii)	Create liens.
(iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
(iv)	Dispose of certain assets.
(v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios (that the long-term adjusted net debt is less than or equal to 6.5 (six point five) times the EBITDAR, which on any determination date) are met.

On March 31, 2022 and December 31, 2021, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. (previously Deutsche Bank Mexico, S.A. Trust 1710 and 1711)).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 CEBUR under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis points. The notes start amortizing at the end of the second year.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset backed trust notes under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. With this second issuance the total amount approved for the program has been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). Which has Sustainability Objectives (SPT) for the KPI, to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% by 2030.

37

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

A feature of the asset backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met, with the possibility of mitigating the additional rate if the 2023 or 2024 targets are met.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 in 2023, 2024, 2025 and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 200 basis points. The notes start amortizing at the end of the second year.

The asset backed trust notes structure operate on specific rules and provide a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, not retention of funds exists if the ratio exceeds 2.5 times. Amortization on the asset backed trust notes begins in July of 2021 for the first issuance and the second issuance will begin in October of 2023. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not cover in a period of 90 consecutive days;
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;
iv)	Insolvency event of Concesionaria;
v)	The update of a new insolvency event in relation to the Concesionaria Vuela;
vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise be to require to deliver to Concesionaria and will dedicate use such cash flow to amortize the principal of the trust notes (“CEBUR”).

In December 2021, the Company renewed the working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 240 basis points. As of December 31, 2021, the company paid the dispositions made during the year, therefore, it does not have a balance pending settlement.

The “Sabadell” working capital facility has the following covenant:

i) Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

At March 31, 2022 and December 2021, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

8. Cash, cash equivalents and restricted cash

An analysis of this caption is as follows:

	March 31,		December 31,
	2022		2021
Cash in Banks	US$	429,492	US$	463,666
Short-term investments	312,395		270,028
Cash on hand	307		266
Restricted funds held in trust related to debt service reserves	7,901		7,162
Total cash and cash equivalenths	US$	750,095	US$	741,122

As of March 31, 2022 and December 31, 2021, the Company recorded a portion of advance ticket sales by an amount of US$7,901 and US$7,162 as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

38

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

9. Related parties

a)	An analysis of balances due from/to related parties at As of March 31, 2022 and December 31, 2021 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

Due from:	Type of transaction	Country of origin		March 31, 2022		December 31, 2021	Terms
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	US$	4,663	US$	4,662	30 days
			US$	4,663	US$	4,662

Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	US$	6,243	US$	9,687	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		542		455	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft maintenance and technical support	El Salvador		188		403	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		77		-	30 days
Servprot, S.A. de C.V.	Security services	Mexico		6		-	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		2		2	30 days
			US$	7,058	US$	10,547

b)	During the three months ended March 31, 2022 and 2021, the Company had the following transactions with related parties:

		For the three months ended March 31,
Related party transactions	Country of origin		2022		2021
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code-share	USA	US$	4	US$	1,040
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft maintenance	El Salvador	US$	3,636	US$	3,136
Technical support	El Salvador		-		42
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		1,756		1,394
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		103		-
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		95		84
Servprot, S.A. de C.V. Security services	Mexico		48		41

Frontier started having transactions with the Company in August 2018. As of March 31, 2022 and December 31, 2021, there have been no guarantees provided or received for any related party receivables or payables. For the three months ended March 31, 2022 and 2021, no provision for expected credit losses has been recognized, due to the Company considers the credit risk is minimal, and these balances are current accounts.

c)	Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company’s President and Chief Executive Officer and director is shareholder of such company. Servprot provides security services for Mr. Beltranena and his family. As of March 31, 2022, the balances due under the agreement with Servprot was US$6 and as of December 31, 2021, the Company did not have balance.

During the three months period ended March 31, 2022 and 2021 the Company expensed US$48 and US$41, respectively, for this concept.

39

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

d)	Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of March 31, 2022, and December 31, 2021, the balances due under the agreement with Aeroman were US$188 and US$403, respectively.

The Company incurred expenses in aircraft, and technical support under this agreement amounted to US$3,636 and US$3,178, for the three months ended March 31, 2022 y 2021, respectively.

e)	Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us. As of March 31, 2022 the balances due under the agreement with MACF was US$77 and as of December 31, 2021, the Company did not have net balance with MACF.

During the three months period ended March 31, 2022, the, the Company incurred expenses in legal services under this agreement amounted to US$103. As of March 31, 2021, the Company did not have expense transactions with this related party, respectively.

f)	Frontier

“Frontier” is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners, the latest has investments in both Companies. As of March 31, 2022 and December 2021, the accounts receivable from Frontier were US$4,663 and US$4,662, respectively. Additionally, as of March 31, 2022 and December 2021, the account payable was US$2 and US$2, respectively.

During the three months period ended March 31, 2022 and 2021, the Company recognized revenue under this agreement of US$4 and US$1,040, respectively.

g)	Grupo Aeroportuario del Centro Norte (“OMA”)

On April 22, 2020, Grupo Aeroportuario del Centro Norte (“OMA”) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and member of the board of directors of OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors of the Company and OMA. As of March 31, 2022 and December 31, 2021, the account payable with OMA was US$6,243 and US$9,687, respectively.

During the three months ended March 31, 2022 and 2021, the Company recognized expenses with OMA of US$1,756 and US$1,394, respectively.

h)	Chevez, Ruiz, Zamarripa y Cia, S.C (”Chevez”)

 Chevez, Ruiz, Zamarripa y Cia, S.C. (“Chevez”) is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to us. As of March 31, 2022, and December 31, 2021, the account payable with Chevez was US$542 and US$455, respectively.

40

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

During the three months period and ended March 31, 2022, and 2021 the Company recognized expenses with Chevez of US$95 and US$84, respectively.

i)	Directors and officers

During the three months period ended March 31, 2022 and 2021, the chairman and the independent members of the Company’s board of directors received a net compensation of US$170 and US$123 respectively, and the rest of the directors received a net compensation of US$7 and US$8, respectively.

During the three months period ended March 31, 2022 and 2021, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of US$2,613 and US$1,816, respectively

10. Inventories

An analysis of inventories on March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022		December 31, 2021
Spare parts and accessories of flight equipment	US$	13,006	US$	14,397

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. During the three months period as of March 31, 2022 and 2021, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$4,343 and Ps. US$3,236, respectively.

11. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the three months ended March31, 2022 and 2021, the Company acquired rotable spare parts, furniture, and equipment by an amount of US$33,996 and US$23,225 respectively.

Rotable spare parts, furniture and equipment by US$643 and US$15,029, were disposed for the three months ended March 31, 2022 and 2021, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of US$28,973 and US$12,925, respectively.

b) Depreciation expense

Depreciation expense for the three months period ended March 31, 2022 and 2021 was US$18,737 and US$10,793, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the interim condensed consolidated unaudited statements of operations.

12. Intangible assets, net

a) Acquisitions

For the three months period ended March 31, 2022 and 2021, the Company acquired intangible assets by an amount of US$1,123 and US$1,184, respectively.

41

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

b) Amortization expense

Software amortization expense for the three months period ended March 31, 2022 and 2021 was US$1,680 and US$1,665, respectively. These amounts were recognized in depreciation and amortization in the condensed consolidated unaudited statements of operations.

13. Leases

The most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. On March 31, 2022 the Company leases 103 aircraft (100 as of December 31, 2021) and 22 spare engines (20 as of December 31, 2021) that have maximum terms through 2033. The leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines leases*:

Aircraft Type	Model	At March 31, 2022	At December 31, 2021
A319	132	3	3
A319	133	2	2
A320	233	39	39
A320	232	1	1
A320NEO	271N	41	39
A321	231	10	10
A321NEO	271N	7	6
		103	100

Engine spare Type	Model	At March 31, 2022	At December 31, 2021
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	5
V2500	V2527-A5	6	4
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		22	20

*Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended March 31, 2022, the Company added three new leased aircraft to its fleet (one A321 NEO and one A302NEO, both acquired through a sale and leaseback transaction under our existing Airbus purchase agreement and one A320 NEO obtained directly from the lessor´s aircraft order book). Also, the Company extended the term one A320CEO (effective in September 2022) and of one A319CEO (effective in March 2022). All the aircraft incorporated through the lessor´s aircraft order book weren’t subject to sale and leaseback transactions.

During the three months period ended March 31, 2022, the Company also incorporated two CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of two spare engines (effective from February 2022).

During the year ended December 31, 2021, the Company added fifteen new leased aircraft to its fleet (five A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and ten obtained directly from the lessor´s aircraft order book). Also, the Company extended the lease term of thirteen A320CEO (effective from 2022, 2023 and 2025) and two A319CEO (effective from 2021). All the aircraft incorporated through the lessor´s aircraft order weren’t subject to sale and leaseback transactions.

42

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

During the year ended December 31, 2021, the Company also incorporated two CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of three spare engines (two of them effective from February 2021 and the other from October 2021).

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2021	US$	1,864,266	US$	33,770	US$	19,199	US$	1,917,235
Initial setting	966		—		—		966
Additions	92,360		—		1,165		93,525
Modifications	5,110		1,015		—		6,125
Foreign exchange effect	—		—		—		—
Depreciation on right of use assets	(69,777)		(2,957)		(1,936)		(74,670)
As of March 31, 2022	US$	1,892,925	US$	31,828	US$	18,428	US$	1,943,181

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	March 31, 2022		December 31,2021
As of January 1st	US$	2,412,138	US$	2,212,201
Additions	93,526		457,236
Modifications	10,263		66,597
Disposals	—		(287)
Accretion of interest	35,189		125,459
Foreign exchange effect	297		3,161
Payments	(112,729)		(452,230)
Balances at the end of the reporting period	US$	2,438,684	US$	2,412,137
Current	US$	287,516	US$	283,843
Non-current	US$	2,151,168	US$	2,128,294

The following are the amounts recognized in profit or loss for the three months period ended March 31, 2022 and 2021:

	Three months period ended March 31,
	2022		2021
Depreciation of right-of-use assets	US$	74,670	US$	64,065
Interest expense on lease liabilities and aircraft and engine lease return obligation	35,055		35,071
Aircraft and engine variable expenses	32,838		23,020
Total amount recognized in profit or loss	US$	142,563	US$	122,156

The Company had total cash outflows for leases for the three months period ended March 31, 2022 of US$112,188 (US$103,685 as of March 31, 2021).

i) Return obligations.

For the three months period ended March 31, 2022 and 2021, the Company expensed as supplemental rent US$628 and US$1,225, respectively.

ii) Extension options

For the leases which it was decided to exercise the extension for the three months period ended March 31, 2022 and 2021, resulted in an increase in the lease liability and corresponding right of use assets by US$6,336 and US$0, respectively.

14. Equity

As of March 31, 2022, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

43

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(9,904,197)	(9,904,197	)(1)
	24,180	1,156,048,300	1,156,072,480

(1) The number of forfeited shares as of March 31, 2022 were 103,712, which are include in treasury shares.

As of December 31, 2021, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,108,452,326	1,108,462,804
Series B shares (1)	13,702	57,500,171	57,513,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(9,904,197)	(9,904,197	)(1)
	24,180	1,156,048,300	1,156,072,480

(1) The number of forfeited shares as of December 31, 2021 were 551,732, which are include in treasury shares.

On December 20, 2021, one of the Company´s shareholders concluded the conversion of 30’538,000 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of March 31, 2022 and December 2021, the Company did not declare any dividends.

a) Loss earnings per share

Basic loss earnings per share (“LPS”) amounts are calculated by dividing the net (loss) for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted (“LPS”) amounts are calculated by dividing the loss attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted loss per share for the three months period ended December 31, 2021 and 2020:

44

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

	Three months period ended March 31,
	2022		2021
Net loss for the period	US$	(49,122)	US$	(36,064)
Weighted average number of shares outstanding (in thousands):
Basic	1,165,977		1,165,977
Diluted	1,165,977		1,165,977
LPS:
Basic	US$	(0.0421)	US$	(0.0309)
Diluted	US$	(0.0421)	US$	(0.0309)

15. Income tax

The Company calculates the period income tax benefit using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax benefit in the interim condensed statement of operations are:

Consolidated statement of operations

	For the three months period ended March 31,
	2022		2021
Deferred income tax benefit	US$	15,512	US$	15,457
Total income tax benefit	US$	15,512	US$	15,457

The Company’s effective tax rate during the three months period ended March 31, 2022, and 2021 was 24% and 30% respectively.

16. Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars
2022	US$	103,934
2023	318,289
2024	892,275
2025	963,854
2026 and thereafter	4,125,575
	US$	6,403,927

All aircraft acquired by the Company through the Airbus purchase agreement on March 31, 2022 and December 31, 2021, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated in thousands of U.S. dollars
2022	US$	596,500
2023	108,000
Total	US$	704,500
45

VLRS	Consolidated
Ticker: VLRS	Quarter: 1 Year: 2022

 The future lease payments for these non-cancellable contracts are as follows:

	Aircraft leases in thousands of U.S. dollars
2022	US$	32,996
2023	63,524
2024	67,669
2025	67,669
2026 and thereafter	580,170
	US$	812,028

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 20 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America y South America.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of March 31, 2022 and December 31, 2021, these possible contingencies amount to a total of US$8 million (Ps. 153 million) and US$8 million (Ps.163 million) respectively.

17. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months period ended March 31,
	2022		2021
Operating revenues:
Domestic (Mexico)	US$	393,861	US$	228,587
International:
United States of America, Central America and South America(1)	173,258		92,094
Non-derivative financial instruments	—		(5,558)
Total operating revenues	US$	567,119	US$	315,123

(1)	For three months period ended March 31, 2022, the total revenue from international customers increased of US$81,164 compared to the three months period ended March 31, 2021.

18. Subsequent events

As of March 31, 2022 and through April 26, 2022 the Company the subsequent events are the followings:

a)	On April 1st, 2022, the Company entered into an agreement with JSA International U.S. Holdings, LLC, which provides financing for pre-delivery payments in connection with our purchase of four A320 family aircraft.

b)	At April 13, 2022, the Company has obtained financing for the pre-delivery payments with certain lessors in respect of 18 aircraft (including the four aircraft referenced in above mentioned subparagraph), to be delivered in the years 2023 and 2024.

46

N

Volaris Reports Financial Results

for the First Quarter 2022

Mexico City, Mexico, April 27th, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States of America, Central and South America, today announces its financial results for the first quarter 2022[1].

First Quarter 2022 Highlights[2]

(All figures are reported in U.S. dollars and compared to 1Q 2021 unless otherwise noted)

Volaris reported double-digit growth in revenue and EBITDAR in the first quarter, maintained a strong liquidity position and a healthy balance sheet. Strong TRASM growth in the quarter was partially offset by rising fuel prices.

■	Total operating revenue of $567 million, an 80% increase. Total revenue per available seat mile (TRASM) increased 18% to $7.0 cents.
■	Operating expenses of $598 million, a 70% increase. Operating expenses per available seat mile (CASM) increased 13% to $7.4 cents, while CASM ex-fuel decreased 8% to $4.4 cents.
■	Net loss of $49 million. Loss per share $0.04 and loss per ADS of $0.42.
■	EBITDAR of $97 million, a 52% increase. EBITDAR margin was 17.0%, a decrease of 3.2 percentage points.
■	Cash generation of $9 million, with a cash, cash equivalents and restricted cash position of $750 million, representing 31% of the last twelve months total operating revenue.
■	Net debt-to-LTM EBITDAR ratio of 2.3 times, the lowest level in Volaris' history.

“2022 started with sharply rising fuel prices and a new surge in Covid cases. Strong demand trends remained, however, and we are observing less and less of a disruption in demand from new Covid cases and customers recognizing Volaris’ reliability. This strong demand allowed us to gradually raise fares to offset rising fuel prices. Our 1Q22 results give us confidence in the overall strength in demand of our existing markets and our ability to closely match it with new capacity.” said Enrique Beltranena, President & Chief Executive Officer. “We will continue on our path of a disciplined growth strategy and are well-positioned for the summer season as VFR and leisure travelers are eager to fly.” Enrique added.

[1] The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

[2] As of January 1, 2022, all figures are reported in U.S. dollars.

1

First Quarter 2022 Financial and Operations Highlights[3]

(All figures are reported in U.S. dollars and compared to 1Q 2021 unless otherwise noted)

	First Quarter
Consolidated Financial Highlights	2022	2021	Var.
Total Revenue (US$ million)	567	315	80%
TRASM (US$ cents)	7.0	6.0	18%
ASMs (million, scheduled & charter)	8,061	5,380	50%
Load Factor (scheduled, RPMs/ASMs)	83.5%	78.1%	5.4 pp
Passengers (thousand, scheduled & charter)	6,989	4,271	64%
Fleet (end of period)	104	87	17
Operating Expenses (US$ million)	598	351	70%
CASM (US$ cents)	7.4	6.6	13%
CASM excl. fuel (US$ cents)	4.4	4.8	(8%)
Operating loss (EBIT) (US$ million)	(31)	(36)	(14%)
% EBIT Margin	(5.5%)	(11.4%)	5.9 pp
Net loss (million) (US$ million)	(49)	(36)	36%
% Net loss margin	(8.7%)	(11.4%)	2.7 pp
EBITDAR (US$ million)	97	64	52%
% EBITDAR Margin	17.0%	20.2%	-3.2 pp
Net debt-to-EBITDAR	2.3x	11.2x	-8.9x

Total operating revenue in the quarter was $567 million, an 80% increase, driven by higher capacity, healthy load factors and stronger unit revenue per passenger. Moreover, demand remained relatively strong throughout the quarter despite the increase of Covid-19 cases (Omicron variant) in our markets early in the quarter.

Volaris transported 7.0 million passengers in the quarter, an increase of 64%. Domestic and international passengers increased 58% and 95%, respectively; while total capacity, in terms of available seat miles (ASMs), increased 50% to 8.1 billion. Load factor reached 83.5%, 5.4 pp higher than the same period of 2021.

TRASM of $7.0 cents represented a 18% increase. Average base fare was $46, an increase of 24%. Ancillary revenue per passenger was $35, a 7% decrease. Ancillary revenue represented 43% of total operating revenue, compared to 51% in the same period of 2021.Total operating revenue per passenger increased 8% to $81.

[3] As of January 1, 2022, all figures are reported in U.S. dollars.

2

Total operating expenses in the quarter were $598 million, a 70% increase, driven by higher fuel cost, which soared due to geopolitical conflicts in Eastern Europe. The average economic fuel cost per gallon increased 64% to $3.15 per gallon in the period. CASM totaled $7.4 cents, 13% higher when compared to same period of 2021. CASM ex-fuel decreased 8% to $4.4 cents due to higher aircraft utilization in the first quarter of 2022; in the same period of last year aircraft utilization was impacted by second wave of Covid-19.

Comprehensive financing result represented a loss of $33 million in first quarter of 2022, compared to a loss of $16 million in the same period of 2021. This result was impacted by higher financial cost.

In the first quarter, the Mexican peso depreciated 1% against the US dollar to an average of Ps.20.52 per US dollar. At the end of the quarter, the Mexican peso stood at Ps.19.99 per US dollar, a 3% appreciation compared to the exchange rate at the end of the fourth quarter of 2021.

Income tax benefit was $16 million, compared to the $15 million benefit posted in the first quarter of 2021.

Net loss in the quarter stood at $49 million, with loss per share of $0.04 and loss per ADS of $0.42.

EBITDAR was $97 million, an increase of 52%, driven by strong revenue growth, although substantially higher fuel costs were a negative factor during the quarter. EBITDAR margin was 17.0%, a decrease of 3.2 percentage points.

Balance Sheet, Liquidity and Capital Allocation

During the first quarter, Volaris generated $9 million in cash. As of March 31st, cash, cash equivalents and restricted were $750 million, representing 31% of the last twelve months total operating revenue. Net cash flow provided by operating activities was $196 million, while cash outflows in investing and financing activities were $6 million and $183 million, respectively. Positive net foreign exchange difference was $2 million.

On March 31, net debt was $1,931 million, which included $242 million of financial debt, $2,439 million of leasing liabilities, less cash, cash equivalents and restricted of $750 million. The net debt-to-LTM EBITDAR ratio was 2.3 times, compared to 11.2 times in the same period of 2021 and 2.5 times in fourth quarter of 2021.

Full Year 2022 Outlook

Despite the macroeconomic and geopolitical challenges around the globe, demand remains strong across Volaris’ route system. Accordingly, Volaris expects to continue with its growth plans while closely monitoring demand trends. More specifically, the Company maintains its prior guidance and forecast full year growth in capacity (ASMs) in the mid-twenties compared to 2021 and revises upward its total operating revenue for 2022 in the range of $2.8 to $3.0 billion. Also, the Company expects a full year CASM ex-fuel, to increase between 1% and 3% compared to 2021; and an EBITDAR margin in the high twenties. The Company continues to anticipate capex spend in the range of $140 to $145 million. This outlook assumes a full year average USD/MXN rate of Ps.20.50 to Ps.20.80 and an average economic fuel price of $3.10 to $3.40 per gallon.

3

This guidance also assumes no significant unexpected disruptions related to COVID-19 or other, exogenous macroeconomic or other negative impacts to its business.

Fleet

During the first quarter, the Company incorporated three new A320neo aircraft to its fleet. As of March 31st, 2022, Volaris’ fleet was composed of 104 aircraft (6 A319s, 81 A320s and 17 A321s), of which 46% are New Engine Option (NEO) models. Volaris’ fleet had an average of 188 seats per aircraft and an average age of 5.6 years. The Company plans to end 2022 approximately with 115 aircraft.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com

Conference call and webcast details

Date:	Thursday, April 28th, 2022
Time:	10:00 am Mexico City (CT) / 11:00 am New York (USA) (ET)
United States dial in:	+1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6346
Participant code:	Volaris
Webcast & video presentation:	https://webcastlite.mziq.com/cover.html?webcastId=a1ab999b-d688-4955-88e7-b67bf46b59f7

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 188 and its fleet from 4 to 105 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 27 cities in the United States, Central and South America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

4

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's US Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In U.S. dollars, except otherwise indicated)	Three months ended March 31, 2022	Three months ended March 31, 2021	Variance
Total operating revenues (millions)	567	315	80.0%
Total operating expenses (millions)	598	351	70.4%
EBIT (millions)	(31)	(36)	(13.1%)
EBIT margin	(5.5%)	(11.4%)	5.9 pp
Depreciation and amortization (millions)	95	79	20.8%
Aircraft and engine variable lease expenses (millions)	25	17	41.2%
Net loss (millions)	(49)	(36)	36.2%
Net loss margin	(8.7%)	(11.4%)	2.8 pp
Loss per share:
Basic	(0.04)	(0.03)	36.2%
Diluted	(0.04)	(0.03)	36.2%
Loss per ADS:
Basic	(0.42)	(0.31)	36.2%
Diluted	(0.42)	(0.31)	36.2%
Weighted average shares outstanding:
Basic	1,165,976,677	1,165,976,677	0.0%
Diluted	1,165,976,677	1,165,976,677	0.0%
Available seat miles (ASMs) (millions) (1)	8,061	5,380	49.8%
Domestic	5,682	4,038	40.7%
International	2,379	1,342	77.3%
Revenue passenger miles (RPMs) (millions) (1)	6,728	4,202	60.1%
Domestic	4,895	3,256	50.4%
International	1,833	946	93.7%
Load factor (2)	83.5%	78.1%	5.4 pp
Domestic	86.1%	80.6%	5.5 pp
International	77.0%	70.5%	6.5 pp
Total operating revenue per ASM (TRASM) (cents) (1)(4)	7.0	6.0	18.0%
Total ancillary revenue per passenger (3)(4)	35	38	(7.3%)
Total operating revenue per passenger (4)	81	75	8.1%
Operating expenses per ASM (CASM) (cents) (1)(4)	7.42	6.59	12.7%
CASM ex fuel (cents) (1)(4)	4.40	4.77	(7.7%)
Booked passengers (thousands) (1)	6,989	4,271	63.6%
Departures (1)	44,938	28,962	55.2%
Block hours (1)	113,413	73,171	55.0%
Fuel gallons consumed (millions)	77.22	50.80	52.0%
Average economic fuel cost per gallon (4)	3.15	1.93	63.7%
Aircraft at end of period	104	87	19.5%
Average aircraft utilization (block hours)	13.26	10.59	25.2%
Average exchange rate	0.05	0.05	(1.0%)
End of period exchange rate	0.05	0.05	3.1%
(1) Includes schedule and charter. (3) Includes “Other passenger revenues” and “non-passenger revenues”. (2) Includes schedule. (4) Excludes non-derivative financial instruments.

6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended March 31, 2022	Three months ended March 31, 2021	Variance
Operating revenues:
Passenger revenues	542	302	79.6%
Fare revenues	322	159	102.4%
Other passenger revenues	219	142	54.1%

Non-passenger revenues	25	19	33.2%
Other non-passenger revenues	22	16	36.0%
Cargo	3	3	16.7%

Non-derivatives financial instruments	0	(6)	(100.0%)

Total operating revenues	567	315	80.0%

Other operating income	(3)	(3)	(14.4%)
Fuel expense, net (1)	243	95	157.4%
Landing, take-off, and navigation expenses	92	60	54.2%
Depreciation of right of use assets	75	64	16.6%
Salaries and benefits	67	48	40.7%
Aircraft and engine rent expense	33	23	42.6%
Maintenance expenses	26	21	23.5%
Sales, marketing, and distribution expenses	25	17	41.2%
Depreciation and amortization	20	12	63.9%
Other operating expenses	20	14	39.8%
Operating expenses	598	351	70.4%

Operating loss	(31)	(36)	(13.1%)

Finance income	1	1	15.7%
Finance cost	(47)	(28)	69.1%
Exchange gain, net	13	12	11.4%
Comprehensive financing result	(33)	(16)	115.1%

Loss before income tax	(65)	(52)	25.5%
Income tax benefit	16	15	0.4%
Net loss	(49)	(36)	36.2%

(1) Q 2021 figures include a benefit from non-derivative financial instruments by an amount of USD$3 million.

7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended March 31, 2022	Three months ended March 31, 2021	Variance
(In millions of U.S. dollars)

Other passenger revenues	219	142	54.1%
Non-passenger revenues	25	19	33.2%
Total ancillary revenues	245	161	51.6%

Booked passengers (thousands) (1)	6,989	4,271	63.6%

Total ancillary revenue per passenger	35	38	(7.3%)

(1) Includes schedule and charter.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	March 31, 2022 Unaudited	December 31, 2021*
Assets
Cash, cash equivalents and restricted cash	750	741
Accounts receivable, net	168	106
Inventories	13	14
Prepaid expenses and other current assets	45	38
Guarantee deposits	64	79
Total current assets	1,039	979
Rotable spare parts, furniture and equipment, net	436	455
Right of use assets	1943	1917
Intangible assets, net	12	13
Derivatives Financial Instruments	2	1
Deferred income taxes	160	141
Guarantee deposits	449	455
Other long- term assets	25	23
Total non-current assets	3,026	3,006
Total assets	4,065	3,985
Liabilities
Unearned transportation revenue	373	304
Accounts payable	73	119
Accrued liabilities	223	178
Lease Liabilities	288	284
Other taxes and fees payable	201	131
Income taxes payable	4	4
Financial debt	137	197
Other liabilities	31	35
Total short-term liabilities	1,329	1,252
Financial debt	105	108
Accrued liabilities	0	1
Lease Liabilities	2,151	2,128
Other liabilities	200	167
Employee benefits	4	4
Deferred income taxes	16	11
Total long-term liabilities	2,477	2,420
Total liabilities	3,805	3,671
Equity
Capital stock	248	248
Treasury shares	(9)	(9)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	282	281
Accumulated deficit	(125)	(76)
Accumulated other comprehensive income loss	(155)	(149)
Total equity	259	313
Total liabilities and equity	4,065	3,985

Weighted average shares outstanding	1,165,976,677	1,165,976,677
(*) Unaudited USD figures.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended March 31, 2022	Three months ended March 31, 2021

Net cash flow provided by operating activities	196	37
Net cash flow used in investing activities	(6)	(9)
Net cash flow used in financing activities (1)	(183)	(106)
Increase (decrease) in cash, cash equivalents and restricted cash	7	(79)
Net foreign exchange differences	2	11
Cash, cash equivalents and restricted cash at beginning of period	741	490
Cash, cash equivalents and restricted cash at end of period	750	423
(1) Includes aircraft rental payments of USD$112 million and USD$104 million for the three months ended period March 31, 2022, and 2021, respectively.

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